UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2006
Commission File Number: 000-25383

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Bangalore , Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. 80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ & Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).
Not Applicable

TABLE OF CONTENTS
Part I - Financial Information
SIGNATURES INDEX TO EXHIBITS EXHIBIT 99.1 EXHIBIT 99.2

This Form 6-K contains our Report (the "Report") for the first quarter ended June 30, 2006, which we mailed to holders of our equity shares and American Depositary Shares on or about August 7, 2006. The Report is attached to this Form 6-K as Exhibit 99.1.

Also included in this Form 6-K is additional information regarding our financial condition and results of operations for the first quarter ended June 30, 2006, and certain other information that we have made available to the public on our web site at www.infosys.com as of August 8, 2006. The additional information includes: At a glance - Indian GAAP (Non-consolidated financials); Ratio analysis as per Indian GAAP (Non-consolidated); At a glance - US GAAP; Shareholder information and addresses of our offices and subsidiaries. The additional information is attached to this Form 6-K as Exhibit 99.2.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: 9 August, 2006

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI

Nandan M. Nilekani
Chief Executive Officer

INDEX TO EXHIBITS
Exhibit Number	Description of Document
99.1	Report for the first quarter ended June 30, 2006
99.2	Additional Information